

<u>CORRECTED COPY</u>

May 23, 2012

<u>Via Facsimile (650) 627-1173</u>
Mr. Zachary Nelson
President and Chief Executive Officer
NetSuite, Inc.
2955 Campus Drive, Suite 100
San Mateo, California 94403

  Re: NetSuite, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2011
    Filed February 28, 2012
    File No. 001-33870

Dear Mr. Nelson:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2011</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Overview</u>

<u>Key Components of Our Results of Operations, page 21</u>

1. We note that your revenue growth is driven in part on a large percentage of your customers renewing their agreements. In subsequent filings, consider providing quantitative data regarding renewal rates and churn rates for your customers for the periods covered by your financial statements.

Exhibit Index, page 70

2.   Your exhibit index indicates that the Amended and Restated Master Services Agreement with SAVVIS dated May 14, 2010 is incorporated into your Form 10-K by reference to Exhibit 10.1 to your Form 8-K filed on May 10, 2010. EDGAR records, however, show that that the agreement with SAVVIS was filed as an exhibit to your Form 8-K filed on May 21, 2010. Please advise or revise your exhibit indices contained in future filings to reference the correct filing date of the Form 8-K.

3.   As a related matter, we note that confidential treatment has been granted for portions of this agreement through May 17, 2013. We further note, however, that neither the exhibit index to your Form 8-K filed on May 21, 2010 nor the exhibit index to your current Form 10-K indicates that you have sought confidential treatment for portions of this agreement. Each exhibit index that references this agreement should be marked to indicate that portions of the exhibit have been omitted pursuant to a request for confidential treatment. See Section II.D.5 of Staff Legal Bulletin 1A.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or me at (202) 551-3462 with any other questions. If you require further assistance thereafter, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal